

June 7, 2011

Mark A. Severson
Principal Financial and Accounting Officer
FNB United Corp.
150 South Fayetteville Street
Asheboro, NC 27203

> **Re:** **FNB United Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2011**
> **File No. 000-13823**

Dear Mr. Severson:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K as of December 31, 2010

Asset Quality, page 42

1. We have reviewed your response to comment 1 of our letter dated March 25, 2011. We note that you implemented a new software program to help determine your ALLL in late 2009. Please clarify if this software program helped determine

both your general ALLL and specific ALLL. Please tell us if this new software
program resulted in any changes in your ALLL methodology that materially
impacted your determination of the periodic provision for loan losses and
resulting allowance for loan losses balances and if so, please provide specific
granular details which will clearly identify its financial impact.

Form 10-Q as of March 31, 2011

Asset Quality, page 52

2. We note you restated your December 31, 2010 allowance for loan losses which
    resulted in your December 31, 2010 allowance for loan losses to nonperforming
    loans coverage ratio being 28.4%. We note your comparable ratio at March 31,
    2011 decreased to 23.5%. You also disclose that your allowance for loan losses
    decreased during the quarter ending March 31, 2011 due to positive trends in your
    loan portfolio; however, your nonperforming loans to total loans only decreased
    slightly from 25.3% as of December 31, 2010 to 24.6% as of March 31, 2011. In
    addition, you reported that total nonperforming loans decreased from $329.9
    million as of December 31, 2010 to $292.6 million as of March 31, 2011, an
    11.3% decrease, while the total allowance for loan losses decreased from $93.7
    million as of December 31, 2010 to $68.7 million as of March 31, 2011, a 26.6%
    decrease. As a result, the movements in these two accounts would not appear to
    suggest there was relative directional consistency from December 31, 2010 to
    March 31, 2011. In light of these facts, please tell us why you believe your
    allowance for loan losses was appropriate as of March 31, 2011. In your
    response, please provide persuasive evidence which will support the judgments
    and determinations you made and how and why these were consistently applied in
    accordance with your allowance for loan losses methodology under GAAP for the
    periods noted above. We may have additional comments upon receipt and review
    of your response.

3. We note your significant impaired loans balances during the periods presented.
    We note your disclosure on page 52 which states that you engage a third-party
    assessment group to review the underwriting document and risk grading analysis.
    However, we could not find disclosure stating whether you use third-party
    appraisals to determine the fair value of the underlying collateral for all impaired
    loans which are collateral dependent. Please tell us and revise future filings to
    address the following:

    - How and when you obtain external appraisals and how this impacts your
      amount and timing of your quarterly and annual periodic loan provision(s)
      and charge-offs;

- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

4. If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

5. To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at March 31, 2011 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

- When the loan was originated;
- When the loan became impaired;
- The underlying collateral supporting the loan;
- The amount of any charge-offs recognized for the loan, as applicable;
- The date and amount of the last appraisal obtained for the underlying collateral;
- The estimated fair value of the underlying collateral at March 31, 2011;
- If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

6. We note your disclosure on page 20 describing how you determine individual reserves. We did not note any disclosure stating that you look at all loans with a balance exceeding a specified amount. Please clarify to us and revise future filings to state whether there is any quantitative threshold used in determining which loans you individually review.

7. We note your disclosure on page 112 of your Form 10-K/A stating that the "Corporation's process to review appraisals, determine any adjustments to the valuation of other real estate owned and communicate such adjustments to those

preparing financial statements was not effective to ensure timely and accurate valuation of other real estate owned." Please clarify to us if the noted appraisal process deficiencies also impacted your valuation of impaired loans.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant